                                                         |--------------------|
                                                         |    OMB APPROVAL    |
                                                         |--------------------|


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   453365 20-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Robert S. Matlin, Esq.
                           Camhy Karlinsky & Stein LLP
                            1740 Broadway, 16th floor
                            New York, New York 10019
                                 (212) 977-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 2 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Robert Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       2,919,559 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       2,919,559 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,919,599 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 3 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Jeffrey Rubin

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       6,000 shares
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       6,000 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,000 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                less than .0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 4 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Stefanie Rubin

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       2,374,982 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       2,374,982 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,374,982 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 5 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Allyson Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       523,434 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       523,434 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                523,434 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.7%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 6 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Jeffrey Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       1,517,303 shares (see Item 4 and Item 5)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       1,517,303 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,517,303 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 7 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Alan Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       754,811 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       754,811 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                754,811 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 8 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Meryl Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       608,811 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       608,811 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               608,811 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                        Page 9 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Meryl Cohen, custodian for Gabrielle Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       256,522 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       256,522 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                256,522 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                       Page 10 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Meryl Cohen, custodian for Jaclyn Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       256,522 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       256,522 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                256,522 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                       Page 11 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Meryl Cohen, custodian for Erica Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       256,522 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       256,522 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                256,522 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                       Page 12 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Meryl Cohen, custodian for Nicole Cohen

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       256,522 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       256,522 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                256,522 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                       Page 13 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Lenore Katz

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       426,060 shares (see Item 4)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       426,060 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                426,060 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
_______________________________________________________________________________

CUSIP No. 45765C 10-3                                       Page 14 of 23 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
                Broadway Partners (Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, and Meryl Cohen as custodian for Gabrielle Cohen and Jaclyn Cohen individually are the partners of the partnership)

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |       993,869 shares (see Item 4 and Item 5)
               |_____|________________________________________________________
               |     |
  NUMBER OF    |  8  |   SHARED VOTING POWER
   SHARES      |     |       -0-
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       993,869 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                993,869 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                PN
______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                               |------------------------------|
                                               |     Page 15 of 23 Pages      |
                                               |------------------------------|


Item 1.  Security and Issuer

This statement, filed on behalf of Robert Cohen, Jeffrey Rubin, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Meryl Cohen (individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen), Lenore Katz, and Broadway Partners (the "Reporting Persons"), relates to the Series A and Series B preferred stock (collectively the "Preferred Stock") and the common stock, no par value per share (the "Common Stock"), issued by Incomnet, Inc. ("Incomnet" or the "Company"), which has its principal executive offices at 21031 Ventura Boulevard, Suite 1100, Woodland Hills, California 91364.

Item 2.  Identity and Background

Incomnet is a California corporation engaged in the business of (i) marketing long distance telecommunication systems to commercial and residential customers in the United States, (ii) manufacturing and marketing optical systems to retail optical stores and wholesale optical lens manufacturing laboratories, and (iii) developing and marketing computer software for insurance-related claims administration.

Incomnet maintains its principal office and its principal business operations at 21031 Ventura Boulevard, Suite 1100, Woodland Hills, California 91364. The following persons comprise the Reporting Persons: Robert Cohen, Jeffrey Rubin, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Meryl Cohen (individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen), Lenore Katz, and Broadway Partners.

--------------------------------------------------------------------------------
   Name and Address                              Occupation or Employment
--------------------------------------------------------------------------------
   Robert Cohen                                  Chief Executive Officer
   1500 Hempstead Turnpike                       Cohen's Fashion Optical, Inc.
   East Meadow, New York  11554

   Jeffrey Rubin                                 Executive
   111 Deer Run
   Roslyn Heights, New York  11577-1969

   Stefanie Rubin                                Individual Investor
   111 Deer Run
   Roslyn Heights, New York  11577-1969

   Allyson Cohen                                 School Teacher
   1500 Hempstead Turnpike
   East Meadow, New York  11554

   Jeffrey Cohen                                 Partner
   1500 Hempstead Turnpike                       Dura-Lens Co., Inc.
   East Meadow, New York  11554

   Alan Cohen                                    President
   1500 Hempstead Turnpike                       Cohen's Fashion Optical, Inc.
   East Meadow, New York  11554

   Meryl Cohen                                   Housewife
   (individually and as custodian for
   Gabrielle Cohen, Jaclyn Cohen,
   Erica Cohen, and Nicole Cohen)
   3 Surrey Lane
   Old Westbury, New York  11568

                                               |------------------------------|
                                               |     Page 16 of 23 Pages      |
                                               |------------------------------|

--------------------------------------------------------------------------------
   Name and Address                              Occupation or Employment
--------------------------------------------------------------------------------
   Lenore Katz                                   Optometric Doctor
   1350 99th Street
   Bay Harbor, Florida  33154

   Broadway Partners                             Investment Partnership
   Jeffrey Cohen, Partner
   1500 Hempstead Turnpike
   East Meadow, New York  11554

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons, with the exception of Broadway Partners, is a citizen of the United States. Broadway Partners is a New York partnership.

Item 3.  Source and Amount of Funds or Other Consideration

The source and the amount of funds or other consideration used by the Reporting Persons to acquire shares of Preferred Stock were personal funds. The conversion of the Preferred Stock did not require the payment of any additional funds. The aggregate purchase price for the shares of Preferred Stock is approximately $2,242,000.

Item 4.  Purpose of Transaction

Beginning in July, 1997, the Reporting Persons purchased shares of Preferred Stock which were convertible into shares of Common Stock at a discount to market. The terms of the Preferred Stock are set forth in the Certificate of Determination filed by the Company. Each of the Reporting Persons acquired their shares solely for investment purposes. On June 10, 1998 and June 11, 1998, as described in Item 5, the Reporting Persons, with the exception of Jeffrey Rubin, requested the conversion of (i) 809 shares of Series A Preferred Stock for an aggregate total of 4,345,797 shares of Common Stock and (ii) 832 shares of Series B Preferred Stock for an aggregate total of 4,599,734 shares of Common Stock. According to a press release dated June 15, 1998, the Company stated that it does not have enough shares of Common Stock to complete the recent conversion requests. The Company reported that it has a shortfall of 11,519,310 shares of Common Stock. Accordingly, the Reporting Persons will jointly withdraw their requests to convert to the extent the Company does not have enough shares of Common Stock to satisfy the conversion. The Reporting Persons also reserve their rights against the Company with respect to the failed conversions.

On March 31, 1998, National Telephone & Communications, Inc. ("NTC"), a wholly owned subsidiary of Incomnet entered into a definitive Asset Purchase Agreement (the "NTC Agreement") with NTC Acquisition, Inc., a newly formed unaffiliated buyer (the "Buyer"), pursuant to which NTC has agreed to sell substantially all of its assets to the Buyer, and the Buyer has agreed to assume certain liabilities of the Company, subject to the terms and conditions of the NTC Agreement. The buyer is controlled by John R. Dennis, an unaffiliated individual. In order for the sale of the assets to close, certain conditions must be satisfied, including, but not limited to, gaining approval of the NTC Agreement by more than 50% of the total issued and outstanding voting stock of the Company. The Reporting Persons have decided that they will vote together, to the extent they have voting rights, with respect to such transaction. At this time, they have not decided how they will vote.

                                               |------------------------------|
                                               |     Page 17 of 23 Pages      |
                                               |------------------------------|

Although the Reporting Persons currently do not have any present plans or proposals, except those set forth above, which would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D of the Act, the Reporting Persons are exploring various options to accomplish their investment purposes. Each of the Reporting Persons reserve the right to determine in the future whether to change the purposes described above.


Item 5.  Interest in Securities of the Issuer

(a) and (b) Based on the facts set forth in the response to Item 4, the Reporting Persons may be deemed to have acted as a group within the meaning of
Section 13(d)(3) of the Act. However, each Reporting Person disclaims beneficial ownership of the Common Stock held by the other Reporting Persons (or their respective spouses or children).

As a result, the number and percentage of Common Stock beneficially owned by each Reporting Person is as follows (all percentages assume that 31,519,310 shares of Common Stock are outstanding, assuming full conversion of all Preferred Stock, as reported by Incomnet in its Form 8-K, filed with the Securities and Exchange Commission on June 17, 1998).

                                Percentage            Sole                                  Sole              Shared
                                    of               Voting         Shared Voting       Dispositive        Dispositive
          Entity                  Class              Power              Power              Power              Power
--------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Robert Cohen (1)                   9.2%            2,919,599             -0-             2,919,559             -0-
Jeffrey Rubin (2)             less than .0%            6,000             -0-                 6,000             -0-
Stefanie Rubin (3)                 7.2%            2,374,982             -0-             2,374,982             -0-
Allyson Cohen (4)                  1.7%              523,434             -0-               523,434             -0-
Jeffrey Cohen (5)                  4.8%            1,517,303             -0-             1,517,303             -0-
Alan Cohen (6)                     2.4%              754,811             -0-               754,811             -0-
Meryl Cohen (7)                    1.9%              608,811             -0-               608,811             -0-
Meryl Cohen,                       0.8%              256,522             -0-               256,522             -0-
custodian for Gabrielle
Cohen (8)
Meryl Cohen,                       0.8%              256,522             -0-               256,522             -0-
custodian for Jaclyn
Cohen (9)
Meryl Cohen,                       0.8%              256,522             -0-               256,522             -0-
custodian for Erica
Cohen (10)
Meryl Cohen,                       0.8%              256,522             -0-               256,522             -0-
custodian for Nicole
Cohen (11)
Lenore Katz (12)                   1.4%              426,060             -0-               426,060             -0-
Broadway Partners (13)             3.2%              993,869             -0-               993,869             -0-

                                               |------------------------------|
                                               |     Page 18 of 23 Pages      |
                                               |------------------------------|

----------
(1) Robert Cohen previously filed a Schedule 13-G on March 20, 1998. As of the date hereof, Robert Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common Stock at an exercise price of $1.09 which expire on January 20, 2000. Within the past sixty (60) days, Robert Cohen converted approximately (i) 488 shares of Series A Preferred Stock into an aggregate of 2,460,934 shares of Common Stock and (ii) 208 shares of Series B Preferred Stock into a total of 1,488,375 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

(2) Jeffrey Rubin is the holder of currently exercisable warrants to purchase 6,000 shares of Common Stock, at an exercise price of $1.09, which expire on January 20, 2000. Jeffrey Rubin, the spouse to Stefanie Rubin, disclaims beneficial ownership of any Common Stock held by her.

(3) Stefanie Rubin previously filed a Schedule 13-G on March 9, 1998. As of the date hereof, Stefanie Rubin is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999, (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire on July 29, 1999, (iii) currently exercisable warrants to purchase 55,000 shares of Common Stock, at an exercise price of $2.00, which expire on November 3, 1999, and (iv) 450 shares of Series B Preferred Stock, which may be currently converted into 1,323,529 shares of Common Stock. The conversion price for the Series B Preferred Stock, which is $0.34, equals 80% of the average closing price for the Common Stock on the trading days between June 9, 1998 and June 15, 1998. Within the past sixty (60) days, Stefanie Rubin converted approximately (i) 5 shares of Series A Preferred Stock into 23,339 shares of Common Stock and
      (ii) 197 shares of Series B Preferred Stock into 897,640 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares. Stefanie Rubin, the spouse to Jeffrey Rubin, disclaims beneficial ownership of any Common Stock held by him.

(4) Allyson Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999. Within the past sixty (60) days, Allyson Cohen converted approximately 104 shares of Series B Preferred Stock into 473,434 shares of Common Stock. The Company is unable to deliver all of the converted shares.

(5) Jeffrey Cohen is the holder of currently exercisable warrants to purchase 50,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999. Within the past sixty (60) days, Jeffrey Cohen converted approximately 104 shares of Series B Preferred Stock into 473,434 shares of Common Stock. The Company is unable to deliver all of the converted shares. Jeffrey Cohen directs the voting and dispositive powers of Broadway Partners (see footnote (13)).

(6) Alan Cohen is the holder of (i) currently exercisable warrants to purchase 100,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 6,000 shares of Common Stock, at an exercise price of $1.09, which expire on January 20, 2000. Within the past sixty (60) days, Alan Cohen converted approximately 104 shares of Series B Preferred Stock into an aggregate of 608,811 shares of Common Stock. The Company is unable to deliver all of the converted shares.

(7) Within the past sixty (60) days, Meryl Cohen converted approximately 104 shares of Series B Preferred Stock into an aggregate of 608,811 shares of Common Stock. The Company is unable to deliver all of the converted shares.

(8) Within the past sixty (60) days, Meryl Cohen, as custodian for Gabrielle Cohen, converted approximately 52 shares of Series A Preferred Stock into an aggregate of 300,121 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

(9) Within the past sixty (60) days, Meryl Cohen, as custodian for Jaclyn Cohen, converted approximately 52 shares of Series A Preferred Stock into an aggregate of 300,121 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

(10) Within the past sixty (60) days, Meryl Cohen, as custodian for Erica Cohen, converted approximately 52 shares of Series A Preferred Stock into an aggregate of 300,121 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

                                               |------------------------------|
                                               |     Page 19 of 23 Pages      |
                                               |------------------------------|

(11) Within the past sixty (60) days, Meryl Cohen, as custodian for Nicole Cohen, converted approximately 52 shares of Series A Preferred Stock into an aggregate of 300,121 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

(12) Lenore Katz is the holder of (i) currently exercisable warrants to purchase 10,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999 and (ii) currently exercisable warrants to purchase 16,666 shares of Common Stock, at an exercise price of $3.50, which expire on July 29, 1999. Within the past sixty (60) days, Lenore Katz converted approximately 135 shares of Series A Preferred Stock into 750,082 shares of Common Stock, some of which have been sold as described in Item 5(c). In addition, the Company is unable to deliver all of the converted shares.

(13) Broadway Partners is the holder of currently exercisable warrants to purchase 40,000 shares of Common Stock, at an exercise price of $3.75, which expire on December 9, 1999. Within the past sixty (60) days, Broadway Partners converted approximately 208 shares of Series B Preferred Stock into 946,869 shares of Common Stock. The Company is unable to deliver all of the converted shares.

(c) The following transactions in the Company's securities by the Reporting Persons have been effected during the past sixty (60) days:

Within the past sixty (60) days, Robert Cohen requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
May 15, 1998         8 shares of Series A        26,471         $0.31
May 18, 1998         9 shares of Series A        27,467         $0.31
May 29, 1998         3 shares of Series A        11,765         $0.24
June 10, 1998      208 shares of Series B     1,488,375         $0.14
June 10, 1998       51 shares of Series A       366,849         $0.14
June 10, 1998       51 shares of Series A       366,849         $0.14
June 11, 1998      366 shares of Series A     1,661,533         $0.22

Between May 15, 1998 and June 10, 1998, Robert Cohen sold an aggregate of 1,182,000 shares of Common Stock in open market transactions at an aggregate sale price of $459,273.00, with individual prices ranging from $0.31 to $0.44 per share and an average per share price of $0.40.


Jeffrey Rubin, within the past sixty (60) days, has not affected any transactions or conversions, however, on or about May 20, 1998, the Company fulfilled its obligation to Jeffrey Rubin under a promissory note that was convertible into 102,777 shares of Common Stock. Mr. Rubin did not receive any shares.


Within the past sixty (60) days, Stefanie Rubin requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
May 14, 1998       25 shares of Series B        83,333           $0.30
June 11, 1998     172 shares of Series B       814,307           $0.22
June 11, 1998       5 shares of Series A        23,339           $0.22

Between April 15, 1998 and June 12, 1998, Stefanie Rubin sold an aggregate of 111,000 shares of Common Stock in open market transactions for an aggregate sale price of $47,675.00, with individual prices ranging from $0.31 to $0.56 per share and an average per share price of $0.44.

                                               |------------------------------|
                                               |     Page 20 of 23 Pages      |
                                               |------------------------------|

Within the past sixty (60) days, Allyson Cohen requested the following conversion:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 11, 1998      104 shares of Series B       473,434         $0.22


Within the past sixty (60) days, Jeffrey Cohen requested the following conversion:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 11, 1998      104 shares of Series B       473,434         $0.22


Within the past sixty (60) days, Alan Cohen requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       52 shares of Series B       372,094         $0.14
June 11, 1998       52 shares of Series B       236,717         $0.22


Within the past sixty (60) days, Meryl Cohen requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       52 shares of Series B       372,094         $0.14
June 11, 1998       52 shares of Series B       236,717         $0.22


Within the past sixty (60) days, Meryl Cohen, acting as custodian for Gabrielle Cohen, requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       26 shares of Series A       183,424         $0.14
June 11, 1998       26 shares of Series A       116,697         $0.22

                                               |------------------------------|
                                               |     Page 21 of 23 Pages      |
                                               |------------------------------|

Within the past sixty (60) days, Meryl Cohen, acting as custodian for Jaclyn Cohen, requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       26 shares of Series A       183,424         $0.14
June 11, 1998       26 shares of Series A       116,697         $0.22


Within the past sixty (60) days, Meryl Cohen, acting as custodian for Erica Cohen, requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       26 shares of Series A       183,424         $0.14
June 11, 1998       26 shares of Series A       116,697         $0.22


Within the past sixty (60) days, Meryl Cohen, acting as custodian for Nicole Cohen, requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998       26 shares of Series A       183,424         $0.14
June 11, 1998       26 shares of Series A       116,697         $0.22


On June 10, 1998 and June 11, 1998, Meryl Cohen, as custodian for and acting on behalf of Gabrielle Cohen, Jaclyn Cohen, Erica Cohen, and Nicole Cohen, sold for each of these individual accounts an aggregate of 53,600 shares of Common Stock in open market transactions for an aggregate sale price of $23,817.00, with individual prices ranging from $0.44 to $0.47 per share and an average per share price of $0.46.


Within the past sixty (60) days, Lenore Katz requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 10, 1998      51 shares of Series A        366,849         $0.14
June 11, 1998      84 shares of Series A        383,233         $0.22

Between April 16, 1998 and June 11, 1998, Lenore Katz sold an aggregate of 350,688 shares of Common Stock in open market transactions at an aggregate sale price of $125,054.00, with individual prices ranging from $0.19 to $0.75 per share and an average per share price of $0.46.


Within the past sixty (60) days, Broadway Partners requested the following conversions:

                     Amount and Type of        Amount of      Conversion
Date                  Preferred Stock        Common Shares      Price
---------------  -------------------------- ---------------  ------------
June 11, 1998      208 shares of Series B       946,869         $0.22

                                               |------------------------------|
                                               |     Page 22 of 23 Pages      |
                                               |------------------------------|

(d) None of the Reporting Persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of, the shares of the Common Stock of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Incomnet, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement among the Reporting Persons.

                                               |------------------------------|
                                               |     Page 23 of 23 Pages      |
                                               |------------------------------|

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 1998
                                    /s/ ROBERT COHEN
                                    ---------------------------------
                                    Robert Cohen

                                    /s/ JEFFREY RUBIN
                                    ---------------------------------
                                    Jeffrey Rubin

                                    /s/ STEFANIE RUBIN
                                    ---------------------------------
                                    Stefanie Rubin

                                    /s/ ALLYSON COHEN
                                    ---------------------------------
                                    Allyson Cohen

                                    /s/ JEFFREY COHEN
                                    ---------------------------------
                                    Jeffrey Cohen

                                    /s/ ALAN COHEN
                                    ---------------------------------
                                    Alan Cohen

                                    /s/ MERYL COHEN
                                    ---------------------------------
                                    Meryl Cohen

                                    GABRIELLE COHEN
                                    By: /s/ MERYL COHEN
                                    ---------------------------------
                                    Meryl Cohen, Custodian

                                    JACLYN COHEN
                                    By: /s/ MERYL COHEN
                                    ---------------------------------
                                    Meryl Cohen, Custodian

                                    ERICA COHEN
                                    By: /s/ MERYL COHEN
                                    ---------------------------------
                                    Meryl Cohen, Custodian

                                    NICOLE COHEN
                                    By: /s/ MERYL COHEN
                                    ---------------------------------
                                    Meryl Cohen, Custodian

                                    /s/ LENORE KATZ
                                    ---------------------------------
                                    Lenore Katz

                                    BROADWAY PARTNERS
                                    By: /s/ JEFFREY COHEN
                                    ---------------------------------
                                    Jeffrey Cohen

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees to file jointly the statement on
Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13d (2)(f) promulgated under the Securities Exchange Act of 1934, as amended.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

     It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments hereto, filed on behalf of each of the parties hereto.

Date:  June 17, 1998                      /s/ ROBERT COHEN
                                          ---------------------------------
                                          Robert Cohen

                                          /s/ JEFFREY RUBIN
                                          ---------------------------------
                                          Jeffrey Rubin

                                          /s/ STEFANIE RUBIN
                                          ---------------------------------
                                          Stefanie Rubin

                                          /s/ ALLYSON COHEN
                                          ---------------------------------
                                          Allyson Cohen

                                          /s/ JEFFREY COHEN
                                          ---------------------------------
                                          Jeffrey Cohen

                                          /s/ ALAN COHEN
                                          ---------------------------------
                                          Alan Cohen

                                          /s/ MERYL COHEN
                                          ---------------------------------
                                          Meryl Cohen

                                          GABRIELLE COHEN
                                          By: /s/ MERYL COHEN
                                          ---------------------------------
                                          Meryl Cohen, Custodian

                                          JACLYN COHEN
                                          By: /s/ MERYL COHEN
                                          ---------------------------------
                                          Meryl Cohen, Custodian

                                          ERICA COHEN
                                          By: /s/ MERYL COHEN
                                          ---------------------------------
                                          Meryl Cohen, Custodian

                                          NICOLE COHEN
                                          By: /s/ MERYL COHEN
                                          ---------------------------------
                                          Meryl Cohen, Custodian

                                          /s/ LENORE KATZ
                                          ---------------------------------
                                          Lenore Katz

                                          BROADWAY PARTNERS
                                          By: /s/ JEFFREY COHEN
                                          ---------------------------------
                                          Jeffrey Cohen